Mail Stop 4561

November 2, 2006

Joseph Selner
Chief Financial Officer
Associated Banc-Corp
1200 Hansen Road
Green Bay, Wisconsin 54304

        RE: **Associated Banc-Corp**
                   Form 10-K for Fiscal Year Ended December 31, 2005
                   File No. 1-31343

Dear Mr. Selner,

      We have completed our review of your Form 10-K and have no further comments at this time.

                         Sincerely,

                         Paul Cline
                         Senior Accountant